





10015300



12 February 2010

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA



Please find enclosed information required by Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Best Regards

Johan Andersson
Investor Relations
Niscayah

Telephone: +46 (0)10 458 80 23
Mobile: +46 702 100 451
E-mail:johan@niscayah.com

NISCAYAH

82-35019

# YEAR-END REPORT JANUARY–DECEMBER 2009

- Sales amounted to **MSEK 7,621 (8,009)**, of which the organic sales growth amounted to **-12 percent (3)**.
- Sales of services increased by **7 percent** to **MSEK 3,286 (3,070)**, of which the organic growth of services amounted to **-1 percent (4)**.
- Non-recurring costs amounted to **MSEK 103**[1], of which **MSEK 90** were during the fourth quarter.
- Operating income (EBIT) amounted to **MSEK 493 (537[2])**, corresponding to an operating margin (EBIT) of **6.5 percent (6.7)**.
- Income before tax amounted to **MSEK 460 (-366)**.
- Net income amounted to **MSEK 320 (-440)** and earnings per share amounted to **SEK 0.87 (-1.21)**.
- The operating cash flow amounted to **MSEK 912 (687)**.
- The Board of Directors proposes a dividend of **SEK 0.30 (0.30)** per share.

[1]Throughout the report, items for 2009 have not been adjusted for non-recurring costs.
[2]Operating income (EBIT) for 2008 before costs of the restructuring program (MSEK 275) and impairment losses of goodwill (MSEK 490) is referred to throughout the report, unless otherwise stated.

## COMMENTS FROM THE CEO, JUAN VALLEJO

The year was characterized by a weak market situation with low demand and a high degree of price competition. The restructuring program initiated during 2008 countered the lower demand to a large extent. As we expect the market situation to remain weak we have initiated additional efficiency enhancing measures in the fourth quarter, which are expected to deliver annual savings of approximately MSEK 75 from the third quarter 2010. The operating cash flow strengthened during the year and amounted to MSEK 912, an increase of MSEK 225 compared with 2008. We have had stable underlying earnings during the year, adjusted for non-recurring costs. We are continuing to focus on refinement of the service offering with recurring revenue, while at the same time prioritizing margins over growth.

# Financial overview – The Group

| MSEK | Jan-Dec 2009 | Jan-Dec 2008 | Oct-Dec 2009 | Oct-Dec 2008 |
|---|---|---|---|---|
| Sales | 7,621 | 8,009 | 1,961 | 2,389 |
| Sales, Services | 3,286 | 3,070 | 827 | 884 |
| *Sales growth, %* | *-5* | *10* | *-18* | *14* |
| *Sales growth, Services, %* | *7* | *10* | *-6* | *19* |
| *Organic sales growth, %* | *-12* | *3* | *-17* | *1* |
| *Organic sales growth, Services, %* | *-1* | *4* | *-3* | *6* |
| Gross income | 2,602 | 2,695[1] | 661 | 782[1] |
| *Gross margin, %* | *34.1* | *33.7*[1] | *33.7* | *32.7*[1] |
| Selling and administrative expenses | -2,079 | -2,132[1] | -563 | -561 |
| *Selling and administrative expenses, margin, %* | *27.3* | *26.6*[1] | *28.7* | *23.5*[1] |
| EBITDA | 706 | 748[1] | 144 | 273[1] |
| *EBITDA margin, %* | *9.3* | *9.3*[1] | *7.4* | *11.4*[1] |
| Operating income before amortization (EBITA) | 523 | 563[1] | 98 | 221[1] |
| *EBITA margin, %* | *6.9* | *7.0*[1] | *5.0* | *9.3*[1] |
| Operating income (EBIT) | 493 | 537[1] | 91 | 213[1] |
| *Operating margin (EBIT), %* | *6.5* | *6.7*[1] | *4.6* | *8.9*[1] |
| Impairment losses of goodwill | - | -490 | - | - |
| Operating income (EBIT) including costs of the restructuring program in 2008 and impairment losses of goodwill | 493 | -228 | 91 | -63 |
| Net financial income/expense | -33 | -138 | -12 | -52 |
| Income before tax | 460 | -366 | 79 | -115 |
| Net income | 320 | -440 | 54 | -116 |
| Earnings per share, SEK | 0.87 | -1.21 | 0.15 | -0.32 |
| *Return on capital employed, %* | *17* | *14*[1] | - | - |
| *Return on equity, %* | *16* | *15*[1] | - | - |

[1]Excluding costs of the restructuring program, MSEK 275 (these are apportioned as cost of goods sold of MSEK 87 and selling and administrative expenses of MSEK 188) and impairment losses of goodwill, MSEK 490 (full year 2008).
Operating income (EBIT) for 2008 excluding costs of the restructuring program, MSEK 275, and impairment losses of goodwill, MSEK 490, is referred to throughout the report unless otherwise stated.

**The Group, sales per quarter**


MSEK
2 500
2 250
2 000
1750
1500
1250
1000
Q1-07
Q2-07
Q3-07
Q4-07
Q1-08
Q2-08
Q3-08
Q4-08
Q1-09
Q2-09
Q3-09
Q4-09

**The Group, Operating income before amortization (EBITA) and EBITA margin per quarter**


MSEK
250
225
200
175
150
125
100
75
50
12%
11%
10%
9%
8%
7%
6%
5%
4%
Q1-07
Q2-07
Q3-07
Q4-07
Q1-08
Q2-08
Q3-08
Q4-08
Q1-09
Q2-09
Q3-09
Q4-09

## Sales

**JANUARY – DECEMBER 2009**

Sales during the period decreased by 5 percent to MSEK 7,621 (8,009), of which organic sales growth amounted to -12 percent (3). Sales of services increased by 7 percent to MSEK 3,286 (3,070), of which organic sales growth of services amounted to -1 percent (4).

Sales of implementation projects decreased during the period by 12 percent (+11), of which organic sales growth amounted to -19 percent (4).

The sales mix between sales of implementation projects and sales of services has changed during the period, of which the share of services amounted to 43 percent (38).

Sales have been positively impacted during the period by changes in foreign exchange rates amounting to MSEK 471 (108).